Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement and related prospectus on this Form S-3 for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts and units of our report dated May 29, 2020, and with respect to the restatement contained within Note 2, which is dated August 10, 2020 with respect to our audit of the consolidated financial statements of fuboTV Inc. (formerly Facebank Group, Inc.) and Subsidiaries as of December 31, 2019 and for the year then ended included in its Annual Report (Form 10-K). We also consent to the reference to our firm under the heading “Experts” in such registration statement.

/s/ L J Soldinger Associates, LLC

Deer Park, Illinois
United States of America

August 4, 2022